Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) wishes to inform its shareholders and the market in general that:

1.           Certain subsidiaries of Itaú Unibanco (Itaú Unibanco S.A., Unibanco Negócios Imobiliários S.A., Banco Itauleasing S.A., Banco Itaucard S.A. and Intrag – Part. Administração e Participações Ltda.), in conjunction with the Banco do Brasil Group (through Banco do Brasil and BB Banco de Investimentos S.A.), the Santander Group (through Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros), the Bradesco Group (through Banco Bradesco S.A., Banco Alvorada S.A. and Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.), the HSBC Group (through HSBC Bank Brasil S.A. – Banco Múltiplo), the Caixa Group (through Caixa Participações S.A.) and the Citibank Group (through Citibank N.A. – Brazilian Branch and Banco Citibank S.A.) (together denominated “Parties”), with the intervention and agreement of Tecnologia Bancária S.A. (“TecBan”), Itaú Unibanco, Banco Santander (Brasil) S.A. and Caixa Econômica Federal, on July 17, 2014 signed a new Shareholders Agreement of TecBan (“Shareholders Agreement”), that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

2.           In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue being managed by TecBan. As a general rule, the external ATM network can be considered as those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

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3.           In line with the worldwide tendency towards best industrial practice, with this initiative the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, in so doing generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately a further 40 (forty) banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

4.           The entry into effect of the Shareholders Agreement is subject to certain suspensive conditions, among which, approval by the appropriate regulatory authorities.

São Paulo, July 18, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer